Exhibit (a)(5)(ii)
DUNDEE CORPORATION ANNOUNCES VARIATION
AND EXTENSION OF SUBSTANTIAL ISSUER BID TO FEBRUARY 6, 2006
FOR IMMEDIATE RELEASE
TORONTO, ON, January 23, 2006 — Dundee Corporation (TSX: DBC.SV.A), today announced that it has extended the term of its substantial issuer bid dated December 15, 2005 (the “Offer”) to purchase for cancellation up to 2,500,000 of its class A subordinate voting shares (“Shares”), and has amended the Offer to remove the condition that a minimum number of 2,000,000 Shares be properly deposited and not withdrawn pursuant to the Offer. A total of 48,703 Shares had been deposited to the Offer by 5:00 p.m., Toronto time, on January 20, 2006.
The Offer is now open for acceptance until 5:00 p.m. (Toronto time) on February 6, 2006. Dundee’s current intention is that it will not further extend the current Offer.
Except for the removal of the minimum condition and the extension of the expiry date of the Offer, the terms and conditions previously set forth in the Offer continue to be applicable in all respects. Dundee will mail a Notice of Variation and Extension to all holders of Shares. Shareholders are advised to read the Notice of Variation and Extension, the Offer and related documents which have been filed with the Canadian Securities Commissions and the United States Securities and Exchange Commission as they contain important information. Shareholders may obtain a copy of the material (when available) at the Canadian SEDAR website at www.sedar.com and at the SEC’s website at www.sec.gov.
Shareholders who have validly deposited and not withdrawn their Shares need to take no further action to accept the Offer. Shareholders may withdraw their Shares until the extended expiration date and thereafter if the deposited Shares are not taken up and paid for in accordance with applicable securities legislation.
Dundee Corporation is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 63 percent owned subsidiary, Dundee Wealth Management Inc., a company with $47 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation’s real estate activities are conducted through its 86 percent owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S. Real estate activities also include an approximate 31 percent interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 15.6 million square feet of high quality office, industrial and retail properties across Canada. Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

This document contains statements and information about potential future circumstances and developments. Such statements and information are qualified by the inherent risks and uncertainties surrounding future expectations generally and may differ materially from Dundee Corporation’s actual future results. For additional information with respect to these risks and uncertainties, reference should be made to the Corporation’s continuous disclosure materials filed with Canadian securities regulatory authorities. Dundee Corporation disclaims any intention or obligation to update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Dundee Corporation
Ned Goodman
President & Chief Executive Officer
(416) 365-5665
or
Dundee Corporation
Joanne Ferstman
Chief Financial Officer
(416) 365-5010